FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of May 4, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated May 4, 2007 regarding Pixelplus’ Reporting of Financial Results for Fiscal Fourth Quarter 2006

Exhibit 99.1

Pixelplus Reports Financial Results for Fiscal Fourth Quarter 2006

Press Release

SEOUL, South Korea, May 4, 2007 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced unaudited financial results for the fourth quarter of fiscal 2006, which ended on December 31, 2006.

Revenue for the fourth quarter of fiscal 2006 was US$7.6 million, compared to US$8.1 million in the third quarter of fiscal 2006, and US$11.1 million in the fourth quarter of fiscal 2005. Net loss in the fourth quarter of fiscal 2006 was US$5.7 million, or a net loss of US$0.45 per diluted ADS, compared to a net loss of US$5.3 million, or a net loss of US$0.42 per diluted ADS, in the third quarter of fiscal 2006, and a net income of US$0.03 million, or a net loss of US$0.08 per diluted ADS, in the fourth quarter of fiscal 2005.

Revenue for fiscal 2006 was US$34.4 million, compared to US$44.7 million for fiscal 2005. Net loss for fiscal 2006 was US$19.0 million, or a net loss of US$1.52 per diluted ADS, compared to a net income of US$1.1 million, or a net loss of US$0.19 per diluted ADS, for fiscal 2005.

With Pixelplus’ ongoing commitment to innovation, the Company continues to focus on innovative pixel and circuit design related R&D and has developed a new generation PlusPixel2™ technology, which the Company will use to design its new CIF, VGA, 1.3, 2.0, and 3.2 megapixel image sensors for various mobile and non-mobile applications. The Company’s PlusPixel2™ technology improves the overall image quality of image sensors by adopting enhanced image signal processing algorithms, optimizing analog circuits, increasing low light sensitivity of the pixel, and causing a reduction in die size. With Pixelplus’ planned release of its third generation products based on PlusPixel2™ technology in the first half of 2007, the Company aims to increase innovation to deliver competitive advantage, and is confident that its new third generation product line will facilitate CMOS image sensor enhancements and improve business performance starting in the second half of 2007.

Separately and in parallel, the Company continues to develop its highly innovative image recognition ‘System-On-A-Chip’ (“SoC”), which integrates a 32-bit RISC microprocessor and on-chip memories to enhance image recognition algorithms in the cost effective 0.18 um CMOS process technology. While Pixelplus seeks to apply the SoC technology to a broad spectrum of image recognition applications, the Company is also currently pursuing separate joint development projects with several firms which specialize in the analysis and advancement of image recognition technologies. From that process, the Company strives to make further technological progress with respect to mobile device, automotive, industrial, medical, security, and biometric applications, which include iris, facial and finger print recognition systems.

Moreover, the Company has increased teamwork, synergies, and momentum by bolstering its worldwide sales and marketing organization and engaging sales and marketing executives with inspirational leadership and relevant experience. The Company did this last year in the U.S., China, and Taiwan, and also has done this most recently in Korea by hiring a new senior sales executive with over 25 years of sales, marketing, and corporate development experience at a tier-one company in Korea. This senior sales executive has joined Pixelplus to develop and fortify the Company’s domestic CMOS image sensor business and will be focused on penetrating and developing Pixelplus’ domestic CMOS business with global first-tier Korean companies in 2007.

Gross margin for the fourth quarter of fiscal 2006 was approximately 6%, compared to negative 17% in the third quarter of fiscal 2006. The lower-than-expected gross margin in the fourth quarter was mainly due to the Company’s deficient sales of its products, which caused the Company to incur excess inventory and sustain a valuation loss of US$1.1 million arising from that excess inventory.

To improve its gross margin in the first half of 2007, the Company aims to acquire new design wins, improve production yields for its PlusPixel™ products with its new foundry partner, and increase its revenues arising from its supply of services to a leading Japanese module maker.

With Pixelplus’ strategic commitment to reducing costs while developing new products, and its ongoing focus on the elements which are most important to the Company’s customers and its business – operational excellence and managing cost efficiencies – the Company continues to aggressively streamline its organization and operations. In order to strengthen Pixelplus’ financial position, the Company is proactively taking a number of measures to reduce its operating expenses. These strategic expense reduction measures currently in effect include: (1) a 20% to 30% reduction in salaries for all executives; (2) a 15% reduction in salaries for all other employees; (3) a freeze in new hire levels for most areas, with the exception of strategic areas such as R&D, product development, and future generation technologies; and (4) other expense reductions, which include aggressive cost-cutting in discretionary spending such as contract services, travel, meal, and marketing expenses.

“The key to our consistent growth and success will be our ability to transform our organization to achieve and sustain long-term profitability,” said Dr. S.K. Lee, President and Chief Executive Officer of Pixelplus. “For this aim, I believe these strategic cost control measures should help us decrease our cash requirements, concentrate on our core business, maintain our continuity, and improve the efficiency of our operations. Also, these measures should allow us to further strengthen our customer focus and select growth initiatives, as well as enhance our ability to increase new business margins, drive higher profitability, and improve our performance moving forward. While we will continue to invest smartly in valued R&D programs and new market opportunities, I am confident these strategic adjustments will prove to be successful, and we will continue to implement them until we achieve our goals in the most cost-efficient and effective manner possible.”

Separately, to steadily improve profitability on a quarterly basis in 2007, the Company is focused on enhancing the quality, capacity and production yields for all its products and will work diligently with all parts of its supply chain to improve yields in order to increase efficiencies, streamline the production process and drive down costs to ensure that the Company operates under the most cost effective model in 2007. Moreover, the Company will continue to design and introduce new products, technologies, and approaches to image sensor manufacturing and release to the market other innovative technologies currently in research and development later this year. Lastly, the Company will continue to work closely with its customers to provide them with higher resolution, better image quality, and smaller form factor products in 2007. By focusing on these three important areas, the Company should be able to enhance its operating model and steadily improve its profitability moving forward.

The Company expects its revenue in the first quarter of fiscal 2007 to be in the range of US$4.5 million to US$5.0 million, and further expects to engage in its first quarter 2007 earnings announcement and earnings call before June 30, 2007.

Pixelplus will hold an investor conference call at 5:00 PM Thursday, May 3 (New York) / 10:00 PM Thursday, May 3 (London) / 5:00 AM Friday, May 4 (Hong Kong/Singapore) / 6:00 AM Friday, May 4 (Seoul/Tokyo). To access the Pixelplus investor call, please dial one of the following numbers: +1 480 629 9562 (North America) / +44 20 7190 1596 (Europe) / +81 3 3570 8179 (Asia). To obtain replay details for the call, available for a limited time, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances. The financial results for the fourth quarter of 2006 and also for fiscal year 2006 contained in this document have not been audited by Pixelplus’ independent registered public accountants.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London – Stewart Taylor at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Seoul – Jisook Shim at +82 (0) 2 2000 5753

Tokyo – James Hawrylak at +81 (0) 3 5444 2730

Email pixelplus@taylor-rafferty.com

Pixelplus Co., Ltd.

Consolidated Statements of Operations

(In thousands, except per ADS data)

(unaudited)

	THREE MONTHS ENDED		YEAR ENDED
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
Revenues	$7,615	$11,089	$34,404	$44,715
Products	6,061	10,409	28,844	41,590
Services	1,554	680	5,560	3,125

Cost of revenues	7,182	7,854	33,557	33,567
Products	6,699	7,682	32,011	32,980
Services	483	172	1,546	587

Gross profit	433	3,235	847	11,148

Operating expenses	5,790	3,319	19,586	10,656
Selling, general and administrative	3,682	2,285	13,313	6,889
Research and development, net of government grants	2,108	1,034	6,273	3,767

Income(loss) from operations	(5,357)	(84)	(18,739)	492

Other income(expense)
Interest income(expense), net	7	(154)	314	(579)
Foreign exchange gain (loss), net	(206)	126	(1,334)	209
Others, net	(144)	42	(117)	32

Income(loss) before income taxes, gain from equity method investments, dilution gain and minority interest	(5,700)	(70)	(19,876)	154
Income tax expenses	—	—	—	—
Income(loss) before gain from equity method investments, dilution gain and minority interest	(5,700)	(70)	(19,876)	154

Gain(loss) from equity method investments, net	(24)	62	6	91
Dilution gain from equity method investment and consolidated subsidiary	—	—	—	442
Minority interest	(22)	35	879	367

Net Income (loss)	$(5,746)	$27	$(18,991)	$1,054

Accretion of preferred shares	—	(464)	—	(2,072)

Net income(loss) attributable to common shareholders	$(5,746)	$(437)	(18,991)	(1,018)

Income(Loss) per ADS
- basic and diluted	$(0.45)	$(0.08)	$(1.52)	$(0.19)
ADSs used in computing Income(loss) per ADS
- basic and diluted	12,850,144	5,690,928	12,506,082	5,329,724

Pixelplus Co., Ltd.

Consolidated Balance Sheets

(In thousands, except per ADS data)

(Unaudited)

	Dec. 31, 2006	Dec. 31, 2005
Assets
Cash and cash equivalents	13,144	33,377
Restricted cash	1,016	1,518
Accounts receivable, net	5,023	12,575
Inventories, net	5,361	9,363
Other current assets	2,413	1,481

Total current assets	26,957	58,314

Other non current assets	6,828	4,180

Total assets	$33,785	$62,494

Liabilities, minority interest and Shareholders’ equity
Trade accounts payable	3,614	11,353
Other accounts payable	1,405	1,350
Short-term borrowings	7,990	11,141
Other current liabilities	1,203	1,278

Total current liabilities	14,212	25,122

Long-term borrowings	179	695
Other non current liabilities	503	366

Total liabilities	14,894	26,183

Minority interest	—	881

Shareholders’ equity
Common stock	3,454	3,256
Additional paid-in capital	42,469	40,292
Accumulated other comprehensive loss	(172)	(108)
Accumulated deficit	(26,860)	(8,010)

Total Shareholders’ equity	18,891	35,430

Total liabilities, minority interest and Shareholders’ equity	$33,785	$62,494

The Company’s functional currency on a consolidated basis is the Korean won. The U.S. dollar amounts disclosed in the financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 930 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on December 31, 2006. Such conversions should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, U.S. dollars at that or any other rate. Please note that the numbers specified for the fiscal year 2005 in the financial statements provided in the Company’s Form 20-F, which were converted at the rate of 1,010.0 Korean won to one U.S. dollar in effect on December 31, 2005, are different from the numbers specified for the fiscal year 2005 in the above financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

May 4, 2007